UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Press Release
March 8, 2010

Pampa Energía S.A. announces an Ordinary and Extraordinary Shareholders’ meeting for April 23, 2010 to consider, amongst other items on the agenda, the Company’s Annual Report and Financial Statements, the renewal of one-third of Board members and the cancellation of shares held as treasury stock

Buenos Aires, March 8, 2010. Pampa Energía S.A. (NYSE: PAM; Buenos Aires Stock Exchange: PAMP) (the "Company") announces that it will hold an Ordinary Shareholders’ Meeting on first and second call on April 23, 2010 at 10:00 AM and 11:00 AM, respectively, and an Extraordinary Shareholders’ Meeting on first call on April 23, 2010 at 10:00 AM, to be held at the Hotel Emperador, “Puerta del Sol Este” and “Puerta del Sol Oeste” Rooms, located at 420 Libertador Avenue, Autonomous City of Buenos Aires (which is not the Company’s registered office), to consider the following agenda:

1) Appointment of two shareholders to approve and sign the minutes.

2) Consideration of the Company’s Annual Report, Financial Statements, including Balance Sheets, Statements of Income, Statements of Shareholders’ Equity, Statements of Cash Flows, and Notes and Exhibits to the Individual Financial Statements, and Consolidated Financial Statements of the Company and its controlled companies, including Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Cash Flows, Notes and Exhibits to the Consolidated Financial Statements, all for the fiscal year ended December 31, 2009, Management’s Discussion and Analysis required by the regulations of the Argentine Securities Commission, Additional Information required by Section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, Auditor’s Report and Supervisory Committee’s Report, all for the fiscal year ended December 31, 2009. Consideration of distribution of advance dividends pursuant to the terms of Section 224 of the Business Companies Law No. 19,550 as amended. Consideration of the Company’s Board of Directors’ performance as concerns the acquisition of own shares for $84,630,538 during fiscal year 2009.

3) Consideration of allocation of net income.

4) Consideration of Board of Directors’ and Supervisory Committee’s performance.

5) Consideration of fees payable to the Supervisory Committee and Independent Auditor.

6) Consideration of fees payable to the Board of Directors for the fiscal year ended December 31, 2009 for $5,699,075.40 (total fees). Authorization for the Board of Directors to pay advanced fees to the Directors until the Shareholders’ Meeting that deals with the next financial statements.

7) Consideration of resignation tendered by Mr. Alfredo Mac Laughlin to his position as Director of the Company. Renewal of one third of the Board members. Appointment of alternate directors. Appointment of regular and alternate members of the Supervisory Committee.

8) Appointment of Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2010 and determination of fees payable to them.

9) Consideration of allocation of a budgetary item for the operation of the Audit Committee.

10) Reduction of capital stock due to cancellation of up to 211,883,347 common, registered, non-endorsable shares, of $1 par value each and entitled to one vote, currently held as treasury stock (for the consideration of this item of the agenda, the Shareholders’ Meeting shall be in session as an Extraordinary Shareholders’ Meeting).

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11) Grant of authorizations to carry out proceedings and filings necessary to obtain the relevant registrations.

NOTE 1: In order to attend the Meeting, Shareholders shall send the relevant certificates evidencing the balance of their book-entry accounts, issued to such effect by Caja de Valores S.A., to Ortiz de Ocampo 3302, Building #4, Ground Floor, Autonomous City of Buenos Aires, on business days from 10.00 am to 5.00 pm until and including April 19, 2010. Pursuant to the current regulation, when enrolling to participate at the Meeting, the Shareholders shall report the following data: first and last name or complete corporate name; type and number of identity document in the case of natural persons or registration data in the case of legal entities, indicating the Registry where they are registered with and its jurisdiction, domicile and type of domicile. The same information must be filed by any person who attends the Meeting as representative of the shareholder.

It is reminded to the Shareholders who are foreign companies that they are also required to file the documentation evidencing their enrolment as such in the relevant Public Registry of Commerce, under the terms of Section 123 of the Business Companies Law.

The Shareholders are hereby required to be present at least 15 minutes in advance of the time scheduled for holding the Meeting, in order to submit the proxies and sign the Attendance Book.

NOTE 2: Holders of the Company’s ADSs as of the close of business on March 22, 2009, are eligible to vote on the items on the agenda by instructing The Bank of New York Mellon. The instructions and proxy card and materials will be distributed to eligible holders of the Company's ADSs in the customary manner for a proxy vote. To be valid, completed instructions must be received by The Bank of New York Mellon by April 20, 2010 at 5:00 PM, NY Time.

For further information, please contact:
Ricardo Torres - Chief Executive Officer
Mariano Batistella - Investor Relations

3302 Ortiz de Ocampo, Building #4
(C1425DSR) Autonomous City of Buenos Aires, Argentina
Phone: +5411 4809 9500
http://www.pampaenergia.com/ir
investor@pampaenergia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.